GENERAL ELECTRIC COMPANY

3135 Easton Turnpike

Fairfield, Connecticut 06828

VIA EDGAR

January 13, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Amanda Ravitz

Re: General Electric Company

Registration Statement on Form S-4 (File No. 333-208604)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Electric Company (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-208604) filed on December 18, 2015 (as amended by Amendment No. 1 filed on December 31, 2015, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 1:00 P.M., Eastern time, on Friday, January 15, 2016, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Corey R. Chivers (212-310-8893) to confirm the effectiveness of the Registration Statement.

Very truly yours,

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Chief Corporate, Securities and Finance Counsel

cc:	Corey R. Chivers
Partner
Weil, Gotshal & Manges LLP

Jaclyn L. Cohen
Partner
Weil, Gotshal & Manges LLP

Howard Chatzinoff
Partner
Weil, Gotshal & Manges LLP

Brian T. Sandstrom
Corporate, Securities & Finance Counsel
General Electric Company

Brandon Smith
Corporate, Securities & Finance Counsel
General Electric Company

Richard J. Sandler
Partner
Davis Polk & Wardwell LLP